EXHIBIT 99.1

FACTORS AFFECTING FUTURE OPERATING RESULTS

Our Forms 10-Q, our Form 10-K, our Annual Report to Shareholders and any Form 8-K of ours or any other written or oral statements made by or on behalf of us may include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, those discussed below that could cause actual results to differ materially from historical results or anticipated results. The words “will,” “plan,” “believe,” “expect,” “anticipate,” “target,” and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. As a result of the risks and uncertainties attendant to the forward-looking statements and their underlying assumptions, investors should not rely upon our forward-looking statements as predictions of actual results. The following are among the factors that could cause our actual results to differ materially from historical results or anticipated results. In addition, various risks related to an investment in our common stock are described below.

Risks Related to Our Business

Our real property portfolio is affected by economic conditions, local real estate considerations and other factors.

The revenues and cash flows generated by, and the value of, our properties may be adversely affected by general economic conditions and local economic and real estate conditions.  These conditions manifest themselves in, among other things:

•       levels of consumer spending;

•       the willingness of prospective tenants to lease space in our shopping centers and office and industrial buildings;

•       the willingness of prospective buyers to purchase home sites and other properties in our master-planned communities;

•       the cost and availability both to us, as well as to developers and homebuilders, of resources and materials for construction and development; and

•       our operating costs.

Other factors, including changes in tax laws, interest rates and the availability of financing, also may negatively affect revenues, cash flows and values.

For example, decreases in consumer spending because of recessionary economic conditions, tight consumer credit policies or other factors could adversely affect our results of operations and cash flows.  A portion of our rental revenue is derived from our tenant leases in retail centers which provide for rental payments based upon tenant sales in excess of specified levels.  Decreases in consumer spending could also reduce this rental revenue.

An increase in interest rates will affect the interest payable on our outstanding variable-rate debt, as well as amounts payable on certain interest rate swap agreements, and may also result in increased interest expense if fixed-rate debt is refinanced at higher interest rates.  In addition, increases in mortgage interest rates could reduce land sales and adversely affect operating results from our community development activities.  Further, domestic or international incidents, such as terrorist attacks, could affect our business and general economic conditions.

We are dependent upon rental income from our retail centers and office and industrial buildings.

Our results of operations and cash flows are substantially dependent upon rental income from tenants in our retail centers and office and industrial buildings.  We would be adversely affected if a significant number of our tenants were unable to meet their obligations or if we were unable to lease a significant amount of space in our properties on economically favorable terms.  When a tenant defaults, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment.  In addition, the bankruptcy or insolvency or departure of a major tenant at one or more of our properties may have an adverse effect on those properties and could, among other things, make those properties less attractive to consumers or prospective tenants.

Our properties, some of which are geographically concentrated, are sensitive to local economic and real estate conditions.

Some of our properties are geographically concentrated.  As a result, our results of operations from our office and industrial buildings and land sales depend on local economic and real estate conditions, including the availability of comparable, competing buildings and land.  Most of our office and industrial buildings are located in the Baltimore-Washington region, including Columbia, Maryland, and in the Las Vegas, Nevada metropolitan area.  Currently, our land sales relate primarily to land in and around Columbia, Maryland, Las Vegas, Nevada and in the Houston, Texas metropolitan area.  These office and industrial buildings and land sales are affected by economic developments in the Baltimore-Washington region, the greater Las Vegas, Nevada metropolitan area and the greater Houston, Texas metropolitan area.  They also are and will be affected by local real estate conditions and factors such as applicable zoning laws and the availability of financing for residential and commercial development.  Further, they may be affected by domestic or international incidents, such as terrorist attacks, in these areas.

Customer traffic, tenant sales and rents at South Street Seaport, a retail center in lower Manhattan that we own and operate, are generally affected by the area’s level of pedestrian and other traffic and other commercial activity which has been lighter than historical levels following the terrorist attacks of September 11, 2001.  It is difficult to predict with certainty when, if ever, customer traffic, tenants sales and rents at South Street Seaport will return to historical levels.

We are subject to extensive environmental regulation, which could impose higher costs or liabilities on us.

We, as an owner, operator and manager of real property, are subject to extensive regulation under federal, state and local environmental laws.  These laws are subject to change from time to time and could impose higher costs or liabilities on us.

Under various environmental laws, a current or previous owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances on, under, in or migrating from that property.  These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances.  The presence of hazardous or toxic substances, or the failure to remediate hazardous or toxic substances when present, may impair our ability to sell or rent the real property or to borrow money using that property as collateral on terms acceptable to us or at all.

Persons who arrange for the disposal or treatment of hazardous or toxic wastes may also be liable for the costs of the investigation, removal and remediation of such wastes at the disposal or treatment facility, regardless of whether the facility is owned or operated by that person.  Other environmental laws require abatement or removal of asbestos-containing materials when demolishing, renovating or remodeling, impose worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air.

Environmental laws also strictly regulate underground storage tanks to prevent leakage or other releases of hazardous substances into the environment.  We could be held liable for costs associated with the release of regulated substances or related claims because of our ownership, operation and/or management of properties containing underground storage tanks.  In addition to remediation actions brought by governmental agencies, the presence of hazardous substances on a property could result in personal injury or similar claims by private plaintiffs.  These claims could result in costs or liabilities that could exceed the value of that property.

We generally conduct environmental reviews of properties that we acquire and develop.  However, these reviews may fail to identify all environmental or similar problems prior to acquisition.  We are not aware of any environmental condition or notification by any private party or governmental authority of any non-compliance, liability or other claim related to any environmental condition at any of our properties that would require material expenditures by us.  However, we could become subject to such claims or liabilities in the future.

Our Nevada properties are vulnerable to special local economic and environmental conditions.

We own significant properties in Nevada, including the following:  approximately 1.0 million rentable square feet of office and industrial space in the Las Vegas area; Fashion Show, an approximately 1.9 million square foot regional shopping center located on “the Strip” in Las Vegas and approximately 6,500 saleable acres of development and investment land located primarily in Summerlin.

Lack of water and air quality issues could adversely affect our development activities.

The Las Vegas metropolitan area is a desert environment where the ability to develop real estate is largely dependent on the continued availability of water.  The Las Vegas metropolitan area has a limited supply of water to service future development, and it may not be successful in obtaining new sources of water.  If new sources of water prove to be inadequate, our development activities could be adversely affected.

The Las Vegas Valley is classified as a serious PM-10 and serious carbon monoxide nonattainment area by the U.S. Environmental Protection Agency, or EPA.  Both PM-10 and carbon monoxide are pollutants for which the EPA has established National Ambient Air Quality Standards.  The EPA has approved State Implementation Plans (“SIPs”) submitted by the Clark County Air Quality Management Board for each pollutant, describing measures to be required to bring the region’s air into attainment for these pollutants.  The SIPs will affect the cost of development, but are not expected to have a material impact on us.

Location of a radioactive waste repository at Yucca Mountain could have an adverse effect on our properties in the Las Vegas area.

In 2002, the President and Congress approved the Yucca Mountain site in Nevada for development of a repository site for highly radioactive materials.  Yucca Mountain is located approximately 100 miles from Las Vegas.  For the project to proceed, other approvals are necessary, including a license from the U.S. Nuclear Regulatory Commission or NRC.  The Department of Energy’s 2003 Strategic Plan, dated September 30, 2003, listed the licensing, construction and operation of the repository site at Yucca Mountain by 2010 as a major goal.  In July 2004, the United States Court of Appeals for the D.C. Circuit rejected a number of challenges brought by the State of Nevada, local governmental units, environmental groups and trade associations with respect to the proposed Yucca Mountain repository and invalidated a portion of the EPA’s and NRC’s regulations governing the proposed repository.   The location of a repository site at Yucca Mountain could have an adverse effect on the Las Vegas economy and on our properties in the Las Vegas area.

If necessary infrastructure is not developed or maintained in the Las Vegas area, our development efforts may be materially delayed or our development costs may materially increase.

The rate of growth in the Las Vegas metropolitan area has been straining the capacity of the existing infrastructure, particularly schools, water delivery systems, transportation systems, flood control programs and sewage treatment facilities.  Federal, state and local government agencies finance the construction of infrastructure improvements through various means, including general obligation bond issues, some of which require voter approval.  The failure of these agencies to obtain financing for, or to complete, infrastructure improvements could materially delay our development efforts in the area or materially increase our development costs through the imposition of impact fees and other fees and taxes, or by requiring us to construct or fund portions of the infrastructure.

Nevada Power Company is the electric utility provider in Southern Nevada.  On September 26, 2003, the U.S. Bankruptcy Court for the Southern District of New York, the court with jurisdiction over Enron Corp.’s Chapter 11 proceedings, entered a judgment in favor of Enron against Nevada Power, its parent company and an affiliate (collectively, the "Utilities") for damages in an amount of $338 million in a dispute involving early termination of electricity supply contracts.  On November 6, 2003, the court stayed execution of this judgment pending appeal by the Utilities.  The court required the Utilities to deposit in escrow during the stay $338 million of bonds secured by its assets plus cash to secure payment of the judgment.  On October 10, 2004, the U.S. District Court for the Southern District of New York rendered a decision in the Utilities appeal and vacated the prior judgment entered by the Bankruptcy Court against the Utilities in favor of Enron and remanded the case to the Bankruptcy Court for fact-finding on several issues.

Nevada Power’s parent has stated that an adverse development with respect to a combination of uncertainties, including the Enron dispute mentioned above and various other matters, could adversely affect Nevada Power's financial position, results of operations and liquidity, and could make it difficult for Nevada Power to continue to operate outside of bankruptcy.  In addition to providing electricity, Nevada Power constructs infrastructure, such as transformer substations and distribution lines that serve development and investment land located in Summerlin.  Any delay or failure of Nevada Power to construct infrastructure improvements or provide other utility services could materially delay our development efforts in the area and materially increase our development costs.

Increased availability of gambling outside of Las Vegas could adversely affect our properties in the Las Vegas area.

A number of other states have legalized casino gaming and other forms of gambling.  A number of states have also negotiated compacts with Indian tribes under the U.S. Indian Gaming Regulatory Act of 1988 that permits gaming on Indian lands.  These additional gaming venues create alternative destinations for gamblers and tourists who might otherwise visit Las Vegas.  These gaming venues could have an adverse effect on the Las Vegas economy and on our properties in the Las Vegas area.

Our development projects are dependent on financing and governmental approvals and are vulnerable to unforeseen costs, delays and uncertain revenue streams.

Our development projects are dependent on:

•       the availability of financing; and

•       the receipt of zoning, occupancy and other required governmental permits and authorizations.

These projects may be vulnerable to:

•       construction delays or cost overruns that may increase project costs;

•       the failure to achieve anticipated occupancy or sales levels or to sustain anticipated occupancy or sales levels; and

•       decisions not to proceed with projects, which will result in the write-off of costs.

Our development properties are subject to various risks.

In connection with any development or expansion, we will be subject to various risks, including the following:

•       we may abandon development or expansion opportunities that we explore;

•       construction costs of a project may exceed original estimates or available financing, possibly making the project unprofitable;

•       we may not be able to obtain financing or to refinance construction loans, which generally have full recourse against us;

•       we may not be able to obtain zoning, occupancy and other required governmental permits and authorizations;

•       rents and operating costs at a completed project may not meet projections and, therefore, the project may not be profitable; and

•       we may not be able to obtain anchor, mortgage lender and property partner approvals, if applicable, for expansion activities.

If a development project is unsuccessful, our loss could exceed our investment in the project.

Our properties are uninsured against various catastrophic losses.

We carry liability, fire, flood, extended coverage and rental loss insurance on our properties with insurance limits and policy specifications that we believe are customary for similar properties.  However, various losses of a catastrophic nature, such as wars, earthquakes or other similar catastrophic events, may be either uninsurable or, in our judgment, not insurable on a financially reasonable basis.  Since September 11, 2001, losses related to terrorism have become harder and more expensive to insure against.  Effective February 1, 2004, we obtained all risk insurance policies covering our real estate through December 31, 2005 that include general coverage for terrorist acts up to $500 million per occurrence and up to $150 million for non-certified terrorism events.  In addition, Congress passed the Terrorism Risk Insurance Act (“TRIA”) of 2002, which reinsures insurance carriers for their losses under a formula established by TRIA.  TRIA, by its terms, expires on December 31, 2005.  Should an uninsured loss occur, we could lose both our invested capital in and anticipated profits from the affected property.

Many of our debt instruments, including mortgage loans secured by our properties and our revolving credit agreement, contain customary covenants requiring us to maintain insurance.  The lenders under these instruments may take the position that our coverage for losses due to terrorist acts fails to meet covenant requirements and, therefore, a breach of these debt instruments exists that would allow the lenders to declare an event of default and accelerate repayment of the debt.  In addition, lenders’ requirements regarding coverage for these risks could adversely affect our ability to finance or refinance our properties and to expand our portfolio.

Our real estate investments may be illiquid; they also require us to make payments to maintain an interest in the property.

Real estate investments are relatively illiquid, and some of our properties are subject to restrictions on transfer.  This illiquidity tends to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions.  In addition, significant expenditures associated with each real estate investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in revenue from the investment.  If revenue from a property declines while the related expenses do not decline, our earnings, cash flow from operations and cash flow available for distribution to our stockholders would be adversely affected.  A significant portion of our properties is mortgaged to secure payment of indebtedness, and if we were unable to meet our mortgage payments, we could lose money as a result of foreclosure on the properties by the various mortgagees.  In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, we might not be able to obtain the necessary lender consent or a release of the lien on the mortgaged property, or we may be required to make substantial payments to the lender(s) to obtain such release or consent.  We own several of our properties jointly with other partners.  Contractual arrangements with joint owners may also limit our ability to transfer, sell or refinance these properties without the consent of third parties.

We are subject to competition from other participants in the real estate industry.

We face considerable competition from other developers, managers and owners of real estate in pursuing leasing and management revenues, land for development, property acquisitions and tenants for properties.  We may not be successful in responding to or addressing competitive conditions.  If we fail to compete successfully, our financial condition and results of operations could be materially adversely affected.

We acquired partnership interests with existing partners who have tax protection arrangements in place.

In our 2002 acquisition of various assets from Rodamco North America N.V., we acquired our interests in some of the former Rodamco properties by acquiring interests in existing partnerships.  These existing partnerships have arrangements in place that protect the deferred tax situation of existing third party limited partners.  Violation of these arrangements could impose costs on us.  As a result, we may be restricted with respect to decisions such as financing, encumbering, expanding or selling these properties.

We do not have exclusive control over our joint venture investments, so we are unable to ensure that our objectives will be pursued.

We own some of our properties in joint ventures or partnerships with other parties.  These investments involve risks not present in a wholly owned structure.  In these investments, we do not have exclusive control over the development, financing, leasing, management, sale and other aspects of these investments.  As a result, the co-venturer or partner could have interests or goals that are inconsistent with our interests or goals, including our policy with respect to maintaining our qualification as a REIT, take action contrary to our interests or otherwise impede our objectives.  The co-venturer or partner also might become insolvent or bankrupt.